UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:
Washington, D.C. 20549	Expires:
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FP TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

00106F208

(CUSIP Number)

Douglas Croxall

Riverland Enterprises LLC

c/o Jaguar Technology Holdings, LLC

9100 Wilshire Boulevard, Suite 501 East

Beverly Hills, California 90212

(310) 691-8942

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00106F208.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jaguar Technology Holdings, LLC IRS Identification No. 20-0289337

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,927,414 shares of common stock.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,927,414 shares of common stock.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,927,414 shares of common stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00106F208.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Riverland Enterprises LLC IRS Identification No. 30-0015181

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,927,414 shares of common stock.

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,927,414 shares of common stock.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,927,414 shares of common stock. (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.6%

14.	Type of Reporting Person (See Instructions) OO

(1)  Riverland Enterprises LLC (“Riverland”) is the sole member of Jaguar Technology Holdings, LLC.  As a result, Riverland may under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of common stock owned by Jaguar Technology Holdings, LLC.  Riverland disclaims beneficial ownership, except to the extent of its pecuniary interest therein, if any, of the shares held by Jaguar Technology Holdings, LLC.

CUSIP No. 00106F208.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas Croxall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 625,000 shares of common stock.

	8.	Shared Voting Power 1,927,414 shares of common stock.

	9.	Sole Dispositive Power 625,000 shares of common stock (subject to vesting restrictions).

	10.	Shared Dispositive Power 1,927,414 shares of common stock (subject to vesting restrictions).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,414 shares of common stock. (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.8%

14.	Type of Reporting Person (See Instructions) IN

(2)  Through his position as the sole member of Riverland Enterprises LLC, which is the sole member of Jaguar Technology Holdings, LLC, Mr. Croxall has the power to dispose of or direct the disposition of shares of common stock owned by Jaguar Technology Holdings, LLC.  As a result, Mr. Croxall may under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of common stock owned by Jaguar Technology Holdings, LLC.  Mr. Croxall disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Jaguar Technology Holdings, LLC.

Item 1.	Security and Issuer

This Schedule 13D/A (herein referred to as “Schedule 13 D/A” or “Amendment No. 1”) relates to common stock, par value $0.001 per share, of FP Technology, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 181 Wells Avenue, Newton, Massachusetts 02459.  This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on April 10, 2006 as specifically set forth herein.

Item 2.	Identity and Background

(a)          This Schedule 13D/A is being filed jointly by Jaguar Technology Holdings, LLC (“Jaguar”), Riverland Enterprises LLC (“Riverland”) and Douglas Croxall.  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)         Jaguar is a Delaware limited liability company.  The address of Jaguar’s principal office and principal place of business is 9100 Wilshire Boulevard, Suite 501 East, Beverly Hills, California 90212.  Riverland is a Delaware limited liability company.  The address of Riverland’s principal office and principal place of business is 9595 Wilshire Boulevard, Suite 711, Beverly Hills, California 90212.  Mr. Croxall’s business address is 9100 Wilshire Boulevard, Suite 501 East, Beverly Hills, California 90212.

(c)          The principal business of Jaguar is the acquisition and operation of mission critical technology companies.

The principal business of Riverland is holding of investments in various entities and providing strategic advisory services.

Mr. Croxall is the Chairman of the Board of Directors of FP Technology, Inc. with a principal business address of 181 Wells Avenue, Suite 100, Newton, Massachusetts 02459.  Since December 2001, Mr. Croxall has served as the managing member of Riverland Enterprises LLC, a privately-held company which holds investments and provides strategic advisory services.  The address of Riverland Enterprises LLC is 9595 Wilshire Boulevard, Suite 711, Beverly Hills, California  90212.

(d)         During the last 5 years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last 5 years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Croxall is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.  This Amendment No. 1 is being filed to report a change in the beneficial ownership by the Reporting Persons of an aggregate of 250,000 shares of Common Stock as a result of the sale by the Jaguar Technology Holdings, Inc. on November 16, 2006 of 250,000 shares through a private transaction.  Reference is made to Item 4 for a description of the transaction.

Item 4.	Purpose of Transaction

The Reporting Persons sold 250,000 shares of common stock pursuant to a Stock Purchase Agreement dated November 14, 2006 for an aggregate purchase price of $3,000,000 or $12.00 per share.

The undersigned do not presently have any plans or proposals which related to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)          Jaguar owns 1,927,414 shares of common stock of the Issuer, representing 31.6% of the issued and outstanding shares of common stock of the Issuer as of October 12, 2006.

Riverland beneficially owns an aggregate of 1,927,414 shares of common stock of the Issuer, representing 31.6% of the issued and outstanding shares of common stock of the Issuer as of October 12, 2006.

Mr. Croxall beneficially owns an aggregate of 2,552,414 shares of common stock of the Issuer, representing approximately 41.8% of the outstanding shares as of October 12, 2006.

(b)         Jaguar has the sole power to vote and dispose of 1,927,414 shares of common stock of the Issuer.  Riverland possesses shared power to vote and dispose of 1,927,414 shares of common stock of the Issuer.  Riverland is the sole member-manager of Jaguar.  Riverland disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, if any, and the inclusion of these shares in this report shall not be deemed an admission that Riverland is the beneficial owner of the shares held by Jaguar.  Mr. Croxall possesses the sole power to vote 625,000 shares of common stock of the Issuer, and shared power to vote 1,921,414 shares of common stock of the Issuer.  Mr. Croxall will not have the power to dispose of 625,000 shares of restricted common stock until the restricted common stock has vested.  All of the 625,000 shares of common stock of the Issuer are restricted and will vest, if at all, on the second anniversary of the financing transaction by the Issuer of $50 million in Senior Secured Convertible and Nonconvertible Notes Due 2011 and Warrants (the “CAP Financing”).  Vesting of the restricted common stock of the Issuer is contingent upon Mr. Croxall’s continuous service with the Issuer and the meeting of certain conditions of the CAP Financing.  In addition, 1,927,414 shares of common stock of the Issuer are directly held by Jaguar.  Mr. Croxall is the sole member of Riverland, which is the sole member-manager of Jaguar.  Mr. Croxall disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, if any, and the inclusion of these shares in this report shall not be deemed an admission that Mr. Croxall is the beneficial owner of the shares held by Jaguar.

(c)          Except for each of the Reporting Persons’ sale of shares of common stock of the Issuer as described in Item 4 of this Schedule 13D/A, none of the Reporting Persons has effected any transactions in the common stock covered by this Schedule 13D/A during the past 60 days.

(d)         To the knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock covered by this Schedule 13D/A.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 though 7 of this Schedule 13D/A, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and any other person with respect to the common stock or other securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit
1.	Joint Filing Agreement dated November 16, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAGUAR TECHNOLOGY HOLDINGS, LLC By: RIVERLAND ENTERPRISES LLC, as its sole member By: DOUGLAS CROXALL, as managing member

/s/ Douglas Croxall
Signature

Dated: November 21, 2006

RIVERLAND ENTERPRISES LLC By: DOUGLAS CROXALL, as managing member

/s/ Douglas Croxall
Signature

Dated: November 21, 2006

DOUGLAS CROXALL

/s/ Douglas Croxall
Signature

Dated: November 21, 2006

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)